Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

March 31, 2008 and 2007

(Unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 9)	$96,672	$45,711
Cash in trust	-	837
Accounts receivable	5,779	-
Inventory	11,765	10,724
Prepaid expenses and sundry assets (Note 2)	13,588	11,897
Unrealized foreign exchange gains (Note 3(a)(ii))	803	1,680
Forward purchases derivative asset (Note 3(a)(i))	-	924
	128,607	71,773

Prepaid expenses and sundry assets (Note 2)	15,643	13,913
Net smelter royalty	1,148	1,225
Restricted cash	3,103	3,102
Property, plant and equipment	96,302	82,945
Mineral exploration projects (Note 4)	71,678	61,273

	$316,481	$234,231

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$16,296	$14,426
Notes payable (Note 5)	9,346	11,699
Current taxes payable	3,018	2,086
Asset retirement obligations	283	269
Forward sales derivative liability (Note 3(a)(i))	-	9,844
	28,943	38,324

Forward sales derivative liability (Note 3(a)(i))	-	5,580
Notes payable (Note 5)	77,479	83,920
Future income taxes	476	2,182
Asset retirement obligations	2,801	2,706
Total liabilities	109,699	132,712

Shareholders' equity
Common shares (Note 6)	246,419	141,316
Warrants	-	245
Stock options	19,223	19,218
Contributed surplus	1,153	1,153
Deficit	(60,013)	(60,413)
	206,782	101,519
Commitments (Note 3)
Subsequent event (Note 6(b))
	$316,481	$234,231

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German         Director

Daniel R. Titcomb      Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007

Gold sales	$18,797	$6,542
Production costs	(9,396)	(2,882)
Other cost of goods sold	49	(7)
Depletion and amortization	(2,114)	(291)
Gross profit	7,336	3,362

Operating expenses:
Exploration	812	222
Stock-based compensation	274	201
Administration	3,110	1,688
Management fees (Note 8(a))	188	189
Accretion expense	70	17
Other	956	242
Total operating expenses	5,410	2,559

Income before the following	1,926	803

Loss on forward derivatives (Note 3(a)(i))	318	1,716
Gain on forward foreign exchange derivatives (Note 3(a)(ii))	(393)	(464)
Foreign exchange gain	(2,248)	(679)
Interest expense	4,070	960
Interest income	(1,245)	(345)
Other non-operating expenses	335	59
Total other expenses	837	1,247

Income (loss) before income taxes	1,089	(444)
Income taxes
Current income taxes	1,988	193
Future income taxes recovered	(1,738)	(141)
Total income taxes	250	52

Net income (loss) and comprehensive income (loss) for the period	839	(496)

Basic and diluted net income (loss) per share (Note 7)	$0.01	$(0.01)

Weighted average common shares outstanding - Basic (Note7)	59,430,887	48,384,918
Weighted average common shares outstanding - Diluted (Note7)	63,768,136	48,384,918

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2008	2007

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$839	$(496)
Items not involving cash:
Unrealized foreign exchange (gain) loss	1,173	(605)
Stock-based compensation	274	201
Non-cash interest expense	1,390	293
Accretion expense	70	17
Future income taxes recovered	(1,738)	(141)
Depletion and amortization	2,114	291
Amortization of net smelter royalty	77	73
Unrealized (gain) loss on forward derivatives	(14,500)	781
Unrealized (gain) loss on foreign exchange contracts	882	(333)
Reclamation expenditure	-	(2)

Change in non-cash operating working capital
Accounts receivable	(5,779)	(1,424)
Inventory	(620)	(1,097)
Prepaid expenses and sundry assets	(3,751)	(1,405)
Accounts payable and accrued liabilities	1,870	1,577
Current taxes payable	932	-
	(16,767)	(2,270)
Financing activities:
Issuance of common shares	105,649	12,530
Decrease in restricted cash	-	2,714
Shares purchased for cancellation	(661)	-
Repayment of debt	(11,210)	(136)
Increase in debt	3,849	60,621
	97,627	75,729
Investing activities
Purchase of property, plant and equipment	(15,885)	(3,390)
Mineral exploration projects	(9,964)	(6,568)
	(25,849)	(9,958)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(4,050)	571
Increase in cash and cash equivalents	50,961	64,072
Cash and cash equivalents, beginning of period	45,711	14,759
Cash and cash equivalents, end of period	$96,672	$78,831

Supplemental cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity (Expressed in thousands of U.S. dollars)

(unaudited)

							Contributed
	Common Shares		Warrants		Stock Options		Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$
Balance, December 31, 2006	47,916,908	106,834	5,741,300	4,072	5,269,000	8,745	1,149	(31,384)	89,416
Private placement	2,156,250	11,507	-	-	-	-	-	-	11,507
Stock issuance costs related to private placement	-	(524)	-	-	-	-	-	-	(524)
Exercise of purchase warrants	5,122,428	21,948	(4,818,852)	(3,183)	-	-	-	-	18,765
Stock issuance costs related to early warrant exercise	-	(1,361)	-	-	-	-	-	-	(1,361)
Exercise of stock options	4,000	11	-	-	(4,000)	(3)	-	-	8
Stock based compensation	-	-	-	-	-	201	-	-	201
Net loss	-	-	-	-	-	-	-	(496)	(496)
Balance, March 31, 2007	55,199,586	138,415	922,448	889	5,265,000	8,943	1,149	(31,880)	117,516

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering (Note 6(a))	8,250,000	109,597	-	-	-	-	-	-	109,597
Stock issuance costs related to public offering	-	(5,706)	-	-	-	-	-	-	(5,706)

Shares acquired under normal course issuer bid and cancelled (Note 6(b))	(58,300)	(223)	-	-	-	-	-	(439)	(662)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Exercise of stock options	127,048	437		-	(164,987)	(269)	-	-	168
Unvested options expired upon termination	-	-	-	-	(10,000)	-	-	-	-
Stock based compensation	-	-	-	-	-	274	-	-	274
Net income	-	-	-	-	-	-	-	839	839
Balance, March 31, 2008	64,197,229	246,419	-	-	7,630,671	19,223	1,153	(60,013)	206,782

JAGUAR MINING INC.
Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008
(Unaudited)

1.	Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	Effective January 1, 2008 the Company adopted the following new CICA Handbook Standards:

(i)  Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed. (Note 3)

(ii)  Capital Disclosures:

In December 2006, the CICA published Section 1535 of the Handbook, Capital Disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) the consequences of non-compliance in the event the entity has not complied.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital. (Note 10)

(iii) Inventories:

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.  The new standard did not impact the current or the prior year financial statements.

(b)      Accounting Principles Issued but not yet Implemented:

(i) Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(ii) Goodwill and Intangible Assets:

In February 2008 the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

2.   Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$48.4 million ($27.7 million) at March 31, 2008 (December 31, 2007 - R$43.3 million ($24.6 million)).

3.   Risk Management Policies:

(a) Derivative Financial Instruments

The company has entered into the following contracts:

(i) Forward sales and purchase contracts:

On March 14, 2008, the Company paid RMB International (Dublin) Limited (“RMB”) $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts.

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was recorded as of December 31, 2007.  At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  With these transactions the Company has no forward gold production hedged.

(ii) Forward foreign exchange contracts:

As at March 31, 2008, the Company has forward foreign exchange contracts to purchase Brazilian reais at a weighted average rate of 1.9278 as follows:

Settlement Date	Amount	Settlement amount in thousands of $Reais
30-Apr-08	$2,000	R$	4,162
30-May-08	1,000		2,057
30-Jun-08	1,000		1,697
2-Jul-08	1,000		1,771
31-Jul-08	1,000		1,707
29-Aug-08	1,000		2,076
29-Aug-08	1,000		1,792
30-Sep-08	1,000		1,773
31-Oct-08	1,000		1,775
28-Nov-08	1,000		2,201
30-Dec-08	1,000		2,123
	$12,000	R$	23,134

As at March 31, 2008, the Company has forward foreign exchange contracts to purchase $7.5 million Canadian dollars at a weighted average rate of 1.0245 with an April 1, 2008 settlement date.

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At March 31, 2008 and December 31, 2007, $3.0 million of cash was restricted for this purpose.

As at March 31, 2008, the Company has forward foreign exchange contracts to purchase $2.9 million for R$5.0 million at a weighted average rate of 1.7424 with an April 23, 2008 settlement date.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

3.      Risk Management Policies (continued):

(a) Derivative Financial Instruments (continued):

At March 31, 2008, current assets include $0.8 million (December 31, 2007 current assets include $1.7 million) of unrealized foreign exchange gains.  Included in the statement of operations for the quarter ended March 31, 2008, is an unrealized loss on forward foreign exchange derivatives of $882,000 (Q1 2007 - unrealized gain of $333,000) and a realized gain on forward foreign exchange derivatives of $1.3 million (quarter ended March 31, 2007 - gain of $131,000).

(b) Financial Instruments

(i)   Credit Risk:

Credit risk arises from cash held with banks, derivative financial instruments (foreign exchange forward contracts with positive fair values) and credit exposure to customers. The credit risk is limited to the carrying amount on the balance sheet. The Company’s cash and cash equivalents are held through large financial institutions in Brazil, Canada and the US. The Company manages its credit risk by entering into transactions with high credit quality counterparties, limiting the amount of exposure to each counterparty where possible and monitoring the financial condition of the counterparties.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

The Company’s exposure for the sale of gold is limited because a sales receipt from a large financial institution must be received prior to shipment of the gold.

(ii)  Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with our financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 10. The Company completed an equity offering as described in Note 6(a) which reduces the Company’s exposure to liquidity risk. Accounts payable and accrued liabilities, current portion of notes payable, current taxes payable are due within the current operating period.

(iii)  Currency Risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Brazil, Canada and the United States. Financial instruments that impact the Company’s net earnings due to currency fluctuations include: Brazilian reais and Canadian dollar denominated cash and cash equivalents, accounts receivable, recoverable taxes, accounts payable and accrued liabilities, notes payable and taxes payable.

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at March 31, 2008 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Exchange rates	Change for Sensitivity Analysis	Impact of change to Q1 2008 after tax net income:
U.S. dollar per Brazilian reais	10% change in Brazilian reais	129
U.S. dollar per Canadian dollar	10% change in Canadian dollar	228

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

3.      Risk Management Policies (continued):

(b) Financial Instruments (continued)

 (iv) Interest Rate Risk:

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Interest on the Company’s short-term and long-term debt is based on both fixed and variable interest rates. The Company managed its risk by entering into long-term agreements with fixed interest rates on 99% of its debt with interest rates ranging from 0% to 10.5%.

(v) Price Risk:

The Company is exposed to price risk with respect to gold prices and has no forward gold production hedged. (See Note 3(a))

(vi)  Fair Value Estimation:

The following summarizes the significant methods and assumptions used in estimating the fair value of the Company’s financial instruments.

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short terms of maturity.

Notes payable were initially recognized at their fair value and are carried at amortized cost net of unamortized discount as at the reporting date. Discounts are being amortized to expense using the effective interest method.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$96,672	$96,672	$45,711	$45,711
Cash in trust	-	-	837	837
Accounts receivable	5,779	5,779	-	-
Restricted Cash	3,103	3,103	3,102	3,102
Forward contracts
Assets	803	803	2,604	2,604
Liabilities	-	-	(15,424)	(15,424)
Notes payable	(86,825)	(86,825)	(95,619)	(95,619)
Trade and other payables	(16,296)	(16,296)	(14,426)	(14,426)

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

4.   Mineral Exploration Projects:

	December 31, 2007	Additions	March 31, 2008
Paciência	$20,147	$4,983	$25,130
Turmalina	2,320	698	3,018
Caeté	38,785	4,687	43,472
Faina and Pontal	21	37	58
Total Mineral Exploration Projects	$61,273	$10,405	$71,678

5.	Notes Payable:

	March 31, 2008	December 31, 2007
Due to ABN AMRO	$51	$135
Due to ABN AMRO	600	600
Due to Banco Volkswagen	306	349
Due to Banco Itaú S.A., formerly Bank Boston	6	14
Due to Banco Itaú S.A.	136	179
Due to Banco Itaú S.A.	-	1,200
Due to RMB International (a)	-	8,762
Due to Banco Bradesco	184	217
Due to Banco Bradesco	1,000	1,000
Due to Banco Bradesco (b)	240	-
Private placement notes (c)	71,871	74,707
Due to CVRD	7,072	6,956
Due to Banco Santander	1,500	1,500
Due to Banco Santander (d)	500	-
Due to Banco Votorantim (e)	2,859	-
Due to Banco HSBC (f)	500	-
	86,825	95,619
Less: Current portion	9,346	11,699
	$77,479	$83,920

(a)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The terms of the loan required hedging strategies for gold price and currency protection.  In September 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allowed the Company to close the forward sales contracts, subject to certain conditions.  The terms of the loan required that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company was in compliance with these financial covenants.
On March 13, 2008 the Company paid RMB $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  Unamortized debt issuance costs relating to the loan and previously recorded as a reduction to the loan amount were expensed during Q1 2008.  Included in interest expense is a non-cash charge of $1.0 million relating to these debt issuance costs.

(b)	Due to Banco Bradesco

Relates to a secured credit facility of R$420,000 ($240,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 1.9% (8.15% at March 31, 2008) and are repayable over 36 months. The loans are secured by the equipment purchased.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

5.	Notes Payable (continued):

(c)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

(d)	Due to Banco Santander

Relates to secured notes payable of $500,000 for general working capital.  The advance on export contracts bears interest at 6.7% per annum and is repayable October 6, 2008.  The note is secured by future gold sales.

(e)	Due to Banco Votorantim

Relates to secured notes payable of $ 2.8 million for general working capital. The loan bears interest at 6% per annum and was repaid on April 23, 2008. The note was secured by personal guarantees of certain officers of MSOL.

(f)	Due to Banco HSBC

Relates to a secured notes payable of $500,000 for general working capital.  The advance on export contracts bears interest at 5.5% per annum and is repayable September 19, 2008. The note is secured by future gold sales.

6.	Capital Stock:

Common shares:

(a)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn.$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(b)
In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  The Company purchased 58,300 shares at an average price of Cdn.$11.52 per share  during Q1 2008.  At March 31, 2008 the Company had purchased 232,300 of its common shares at an average price of Cdn.$10.32 per share under the second normal course issuer bid.  Of these shares purchased 174,000 shares were cancelled as at March 31, 2008 and the remaining 58,300 shares purchased were cancelled subsequent to March 31, 2008.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

6.	Capital Stock (continued):

Common shares (b) (continued):

The share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During the three months ended March 31, 2008 common stock was reduced by $223,000 (Q1 2007 - $nil), and the excess paid over the average cost basis in the amount of $439,000 (Q1 2007 - $nil) was charged to deficit.

The Company entered into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its previously announced normal course issuer bid. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the normal course issuer bid at times when the Company would ordinarily not be permitted to due to self-imposed blackout periods. The broker purchased on the Company’s behalf 219,300 shares at an average price of Cdn.$9.92 subsequent to the end of Q1 2008.

7.	Basic and Diluted Net Income (Loss) per Share:

  Dollar amounts and share amounts in thousands, except per share amounts.

	March 31, 2008	March 31, 2007
Numerator
Net income (loss) for the period	$839	$(496)

Denominator
Weighted average number of common shares outstanding - Basic	59,431	48,385
Dilutive effect of options	4,275	-
Dilutive effect of warrants	62	-
Weighted average number of common shares outstanding - Diluted	63,768	48,385
Basic and diluted net income (loss) per share	$0.01	$(0.01)

For the three months ended March 31, 2007, the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

8.	Related Party Transactions:

(a)
The Company incurred management fees of $188,000 for the three months ended March 31, 2008 (Q1 2007 - $189,000) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.

(b)
The Company incurred occupancy fees of $45,000 for the three months ended March 31, 2008 (Q1 2007 - $30,000) to Brazilian Resources, Inc. (‘BZI”), a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term of the agreement is three years beginning on the date of occupancy and the Company is responsible for paying for its portion of the leasehold improvements.  The amount paid by the Company for any capital improvements done on BZI’s behalf will be treated as prepaid occupancy fees.  At March 31, 2008 prepaid expenses and sundry assets includes $117,000 (December 31, 2007 - $101,000) from BZI relating to leasehold improvements paid by the Company.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2008

(Unaudited)

8.	Related Party Transactions (b) (continued):

The Company also incurred consulting fees and administrative service charges of $118,000 from BZI for the three months ended March 31, 2008 (Q1 2007 - $222,000).  At March 31, 2008 and December 31, 2007 there were no amounts owing for consulting fees.  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.

(c)
The Company recognized rental income of $8,000 from Prometálica Mineração Ltda (“PML”) and $27,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the three months ended March 31, 2008 (Q1 2007 - $28,000 from PML and $68,000 from PCO) for providing temporarily idle equipment and equipment maintenance services .  PCO is controlled by IMS, a founding shareholder of the Company.  As at March 31, 2008 prepaid expenses and sundry assets includes $21,000 receivable from PML, and $64,000 from PCO (December 31, 2007 - $149,000 from PML and $36,000 from PCO).  During Q1 2008 the Company also received approximately $19,000 (Q1 2007 - $73,000) of royalty income relating to the NSR.

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

9.	Supplemental Cash Flow Information:

	Three months ended March 31, 2008	Three months ended March 31, 2007
Equipment purchased on issuing note payable	$240	$-
Cash in trust relating to exercise of purchase warrants	$-	$15,865

	Three months ended March 31, 2008	Three months ended March 31, 2007
Interest paid	$383	$371

At March 31, 2008 cash and cash equivalents included R$65.2 million ($37.3 million) in bank certificates of deposit (December 31, 2007 - R$38.0 million ($21.4 million) and $Cdn.13.0 million ($12.6 million) of cashable guaranteed investment certificates.

10.	Capital Disclosures:

The Company manages its capital structure in order to support the acquisition, exploration and development of mineral properties; and to maximize return to stakeholders through a flexible capital structure which optimizes the costs of capital and the debt and equity balance. To adjust or maintain our capital structure, the Company may adjust the amount of long term debt, enter into new credit facilities or issue new common shares.  The Company’s overall strategy remains unchanged from 2007.

The capital structure of the Company consists of notes payable (Note 5) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

11.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.